ALICE HSU
212.872.1053
ahsu@akingump.com

July 27, 2020

CONFIDENTIAL SUBMISSION
VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Jonathan Burr

Re:	Starboard Value Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 23, 2020
CIK No. 0001794905

Dear Mr. Burr:

On behalf of Starboard Value Acquisition Corp. (the “Company”), reference is made to the letter dated July 16, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Separately today, the Company has submitted to the Commission on a confidential basis Amendment No. 1 to the Draft Registration Statement (the “Amendment”) through EDGAR in response to the Staff’s comments. The Amendment has been marked to indicate changes from the Draft Registration Statement.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Draft Registration Statement on Form S-1 submitted June 23, 2020

The Offering, page 15

1.	We note disclosure in your Risk Factor section indicates that there may be instances wherein public shareholders may receive less than $10.00 per share upon redemption. Please revise your disclosure on pages 27, 106 and 114 to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption.

Securities and Exchange Commission

July 27, 2020

Revisions have been made to pages 33, 115 and 124 of the Amendment in response to this comment to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption.

* * * * *

Please do not hesitate to contact the undersigned at (212) 872-1053, or Jason Daniel at (214) 969-4209, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu

Alice Hsu

cc:	Securities and Exchange Commission
Erin E. Martin
Jeffrey Lewis
Wilson Lee

Starboard Value Acquisition Corp.
Martin D. McNulty, Jr.